EXHIBIT F

September 12, 2022

Peter Kern

Chairman of the Board

Hemisphere Media Group, Inc.

c/o InterMedia Advisors, LLC

228 Park Avenue South, PMB 67521

New York, NY 10003-1502

Dear Peter:

Last Thursday was a sad day for shareholder democracy. After market close on September 8, 2022, Hemisphere Media Group, Inc. (“the Company” or “Hemisphere”), for which you serve as Chairman, issued a press release with, what we believe to be, the misleading title “Hemisphere Media Group Stockholders Approve Acquisition by Gato Investments LP, a Portfolio Investment of Searchlight Capital Partners, L.P.” Further, the body of that press release claims that “Hemisphere Media Group, Inc.… today announced that its stockholders approved the acquisition of the Company by a subsidiary of Gato Investments LP (“Gato”), a portfolio investment of Searchlight Capital Partners, L.P. (“Searchlight”).”

Why is this misleading? Because the majority of the stockholders of the Company’s publicly traded Class A shares voted against the transaction for the Company to be taken private by insiders at a price that we believe (as we evidence in our prior letters, here, here and here) significantly undervalues the Company (the “Insider Takeover”). As shown in the Form 8-K filed by the Company that same afternoon, 11,884,980 shares were voted against the merger. These 'No' votes were presumably (and logically) all Class A stockholders because the privately held, super-voting Class B shares are all held by insiders who presumably supported the deal (and because that’s how the math works out when you back out the B share count). Per the same document, there were 20,827,861 Class A shares outstanding as of the August 5, 2022 record date. So over 57% of the public Class A stockholders voted against the deal. But that number is even higher, because the Class A share count includes over 1,950,000 shares held by officers, directors and insiders of the Company, per Bloomberg data. Which means if you exclude those insiders who are not disinterested stockholders in the traditional sense, then it seems 63% of public stockholders likely voted against the deal.

Yet you claim that stockholders “approved the acquisition.” The only reason this deal was “approved” is because you have included the Class B stockholders, with their 10 votes per privately held share, in the calculation. While it is true that your calculation excludes the shares held by insider Searchlight, the largest beneficiary of the Insider Takeover, we believe it is also true that all Class B shareholders, not just Searchlight, are interested parties who stand to benefit from the transaction and should have been excluded from the count, and had you not included the Class B shareholders in your calculation, the vote tally would have been 63% against the merger. Had the proxy advisory firms publicly opined on this Insider Takeover, which clearly benefits the few at the expense of the many, we strongly believe they would have recommended shareholders vote “No” and that, in turn, the passive public holders in the Company would have voted No as well. Because the fundamental question remains: Why would a stockholder, unless such stockholder was an interested stockholder, support a transaction with a confirmably low valuation (see our previous letters) while simultaneously ignoring or rejecting higher bids for the Company?

We believe that this transaction which you have led, and stand to benefit from disproportionately as an insider, exemplifies terrible corporate governance and an abrogation of fiduciary responsibility by the Board of Directors of the Company. As we’ve laid out in previous letters to you and the Special Committee, you had better paths to go down, you simply chose not to pursue them. You could have sold your streaming business Pantaya separately in a more public auction, rather than giving it to other insiders in a sweetheart deal. You could have kept the cheap, highly cash-generative remainder of the Company as a standalone public company so that all public stockholders could have benefitted from future value creation. Instead you chose the expedient and, in our view, self-serving path: after driving the stock down through a botched secondary and poor communication (see our previous letters), you allowed insiders to benefit from the very chaos they created and effectively swipe the company from the public shareholders who had financed the very businesses the insiders are getting for a song, while blocking other bidders from paying a higher price.

Sincerely,

Jonathan Brolin

Founder and Managing Partner